June 22, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Rosenberg, Senior Assistant Chief Accountant
Kevin Woody, Branch Chief
Christine Allen, Staff Accountant

Re:	Pain Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 000-29959

Dear Messrs. Rosenberg and Woody and Ms. Allen:

On behalf of Pain Therapeutics, Inc. (the “Company”), this letter responds to the follow-up comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), which were communicated in the course of our conference telephone call with the Staff on June 16, 2006 at about 1:00 p.m. EDT (the “Staff Call”). In response to the comments from the Staff Call, we have retained the text of the original comments (the “Original Comments”) from the Staff’s Comment Letter dated May 22, 2006 (the “Staff Letter”) and have followed each comment with our responses as discussed during the Staff Call. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Our responses to the comments set forth in the Staff Letter as discussed on the Staff Call are as follows:

Item 7. Management’s Discussion and Analysis

Overview, page 27

1.

We note from disclosures that your technology has been applied across your portfolio of drug candidates. Considering you have two projects (Remoxy and Oxytrex) well into phase III clinical trials and for which you are being reimbursed for development expenses, it appears you are able to track research and development cost by project

James Rosenberg, Senior Assistant Chief Accountant

Kevin Woody, Branch Chief

Christine Allen, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance.

at a minimum from the phase III clinical trials stage. Please provide to us, in disclosure type format the following information for each of your major research and development projects or tell us why you are unable to give us this information considering the stage of your pipeline.

a.	The costs incurred from phase III clinical trials through the balance sheet date;

b.	The nature of the efforts necessary to complete the projects;

c.	A range of time and estimated costs of the efforts necessary to complete the projects.

During the Staff Call, the Staff requested that we (i) provide in disclosure type format the estimated completion time of our development activities under our strategic alliance with King Pharmaceuticals, Inc. (“King”), and the basis for such estimate, and (ii) consider providing in future filings with the Commission disclosures, such as an example of the cross-application of our technologies, to allow investors to better understand our business and the rationale for our inability to disaggregate development costs on a drug-candidate by drug-candidate basis. We understand that the other aspects of Original Comment 1 from the Staff Letter were resolved to the satisfaction of the Staff during the course of the Staff Call.

With respect to our estimation of the completion time of development activities under our strategic alliance with King, such matters are addressed below under our modified response to Original Comment 2 since this concept is linked to our disclosures regarding our revenue recognition policies.

With respect to the latter request, we plan to include in our Quarterly Report on Form 10-Q for the period ended June 30, 2006 (the “Next 10-Q”) additional disclosures explaining the cross-application of our technology in order to further describe the nature of our business and illustrate the basis for our inability to disaggregate expenses across our franchise in the development of drugs for the treatment of pain.

James Rosenberg, Senior Assistant Chief Accountant

Kevin Woody, Branch Chief

Christine Allen, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance.

Notes to Financial Statements, page 39

Summary of Significant Accounting Policies, page 39

Revenue Recognition and Deferred Program Fee Revenue, page 39

2.	Please provide us, in disclosure-type format, the significant terms of the agreement between Pain Therapeutics and King Pharmaceuticals. Additionally, tell us how you have accounted for the transaction, including the basis for your revenue recognition policy, management’s analysis of separate units of accounting under EITF 00-21 and management’s justification of the period over which you anticipate recognizing revenue.

In connection with the Staff Call, the Staff requested that we discuss and disclose additional information regarding our revenue recognition policies. Specifically, the Staff requested that we provide, in disclosure type format, (i) the period over which we recognize program fee revenue under our collaboration with King and the basis for determining such period, and (ii) how we will account for milestone payments under our collaboration with King, along with the basis for our revenue recognition policy for such milestone payments pursuant to the application of EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” and other relevant guidance. We understand that the other aspects of Original Comment 2 from the Staff Letter were resolved to the satisfaction of the Staff during the course of the Staff Call.

With respect to the first request (which also addresses the first item set forth in our discussion under Original Comment 1 above), we propose inserting in the Next 10-Q the following language into the footnotes to our financial statements, along with a summary of such disclosures in the “Management Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” section:

“Revenue Recognition and Deferred Program Fee Revenue

We and King are engaged in a strategic alliance to develop and commercialize Remoxy and other abuse-resistant opioid painkillers. In connection with the strategic alliance, we have recognized program fee revenue and collaboration revenue. Program fee revenue is derived from the upfront payment from King and is recognized ratably over our estimate of the completion of the development period of the four drug candidates expected to be developed pursuant to the strategic alliance with King. Of those drug candidates, Remoxy is in Phase III

James Rosenberg, Senior Assistant Chief Accountant

Kevin Woody, Branch Chief

Christine Allen, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance.

clinical trials and two potential drug candidates are under development at the pre-clinical stage. We have yet to initiate development on a fourth potential drug candidate under the strategic alliance. We currently estimate the development period for all four expected drug candidates to extend through July 2011. Collaboration revenues from reimbursement of development expenses are recognized as costs that relate to the strategic alliance with King are incurred.”

With respect to the Staff’s second request as communicated in the Staff Call, we further propose inserting in the Next 10-Q (to the extent that we have not previously received milestones that would have been included in our financial statements for such period) the following language into the footnotes to our financial statements, along with a summary of such disclosures in the “Management Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” section:

“King is obligated to pay us up to $150 million in milestone payments contingent upon the achievement of certain substantive events in the clinical development of Remoxy and the other abuse-resistant opioid painkillers under the strategic alliance. We will recognize any milestone payments from King as revenue when we achieve the underlying developmental milestone as the milestone payments are not dependent upon any other future activities or achievement of any other future milestones, and the achievement of each of the developmental milestones was substantively at risk and contingent at the effective date of the strategic alliance. There will be substantial effort involved in achieving each of the developmental milestones. These milestones represent the culmination of discrete earnings processes and the amount of each milestone payment is reasonable in relation with the level of effort associated with the achievement of the milestone. Each milestone payment will be non-refundable and non-creditable when made. Further, the ongoing research and development services being provided to King under the strategic alliance are priced at fair value based upon the reimbursement of expenses incurred pursuant to the King collaboration.”

We respectfully request that the Staff allow us to provide the above disclosures on a going forward basis, beginning with our Next 10-Q, and not require us to amend documents previously filed with the Commission.

James Rosenberg, Senior Assistant Chief Accountant

Kevin Woody, Branch Chief

Christine Allen, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Any questions or additional comments you may have may be directed to me at (650) 565-3854 or Michael O’Donnell of our office at (650) 354-4178.

Sincerely,
Wilson Sonsini Goodrich & Rosati Professional Corporation

/s/ Gavin McCraley
Gavin McCraley

cc:	Peter Roddy
Michael J. O’Donnell, Esq.
Martin Waters, Esq.